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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 2
                            ------------------------

                            HAMBRECHT & QUIST GROUP
                           (NAME OF SUBJECT COMPANY)

                         BRIDGE ACQUISITION CORPORATION

                        THE CHASE MANHATTAN CORPORATION
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   406545103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                            WILLIAM H. MCDAVID, ESQ.
                                GENERAL COUNSEL
                        THE CHASE MANHATTAN CORPORATION
                                270 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 270-6000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                               LEE MEYERSON, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

                            ------------------------

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     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (as amended, the "Schedule 14D-1"), relating to the offer by Bridge Acquisition Corporation, a Delaware corporation ("Purchaser"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Hambrecht & Quist Group, a Delaware corporation (the "Company"), at a purchase price of $50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 4, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer"). Purchaser is a subsidiary of The Chase Manhattan Corporation, a Delaware corporation ("Parent").

     Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

          On November 19, 1999, The Chase Manhattan Corporation issued a press release announcing that it has extended the period during which the Offer will remain open to 12:00 midnight, EST, on Monday, November 29, 1999. Accordingly, the Expiration Date shall be 12:00 midnight on Monday, November 29, 1999 unless the Offer is further extended. The full text of the press release is set forth in Exhibit (a)(10) and is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented as follows:

          The information provided in this Amendment No. 2 under Item 5 is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented to add the following:

          (a)(10) Press release issued by The Chase Manhattan Corporation on November 19, 1999.

                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this Statement is true, complete and correct.

                                          THE CHASE MANHATTAN CORPORATION

                                          By:    /s/ WILLIAM H. MCDAVID
                                            ------------------------------------
                                            Name: William H. McDavid
                                            Title: General Counsel

                                          BRIDGE ACQUISITION CORPORATION

                                          By:    /s/ WILLIAM H. MCDAVID
                                            ------------------------------------
                                            Name: William H. McDavid
                                            Title: Vice President and Secretary

Date: November 19, 1999

                                 EXHIBIT INDEX

EXHIBIT
  NO.                              DESCRIPTION
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(a)(10)    Press release issued by The Chase Manhattan Corporation on
           November 19, 1999.